Exhibit 16.1

June 17, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Square, Inc. and subsidiaries (the Company) and, under the date of February 27, 2019, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2017 and the effectiveness of internal control over financial reporting as of December 31, 2018. On June 13, 2019, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 17, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that appear in Item 4.01(b), Appointment of New Independent Registered Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP